Mail Stop 6010
Via Facsimile and U.S. Mail

March 13, 2007

Mr. W. Marston Becker
Chief Executive Officer
Max Re Capital Ltd.
Max Re House
2 Front Street
Hamilton HM 11 Bermuda

      Re: Max Re Capital Ltd.
            Form 10-K/A for fiscal year ended December 31, 2005
            File No. 000-33047

Dear Mr. Becker:

      We have completed our review of your Form 10-K as amended and have no further comments at this time.

                    Sincerely,

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant